UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Rexahn Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   761640 10 1
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                                 (CUSIP Number)

                                 Sung-Guan Choi
                                KT&G Corporation
                         100 Pyoungchon-dong Daedeok-gu
                           Taejon City, Korea 306-130
                               011-82-2-3404-4521

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 13, 2005
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

----------------------                                   ----------------------
CUSIP No. 761640 10 1                                       Page 2 of 8 Pages
----------------------                                   ----------------------

-------   ---------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          KT&G Corporation                     Not Applicable

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Korea

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               2,500,000

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              2,500,000

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,500,000

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%

-------   ---------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON
          CO

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

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 3 of 8 Pages


Item 1.  Security and Issuer.
         -------------------

              This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.


Item 2.  Identity and Background.
         -----------------------

              The person filing this statement (the "Reporting Person"), the executive officers and directors of the Reporting Person (the "Additional Persons") and the information in respect of the Reporting Person and the Additional Persons are as follows:

              (a) The name of the Reporting Person is KT&G Corporation ("KT&G"). The names of the Additional Persons are set forth in Schedule A to this statement which is incorporated herein by reference in its entirety.

              (b) The principal business address of KT&G is 100 Pyoungchon-dong, Daedeok-gu, Taejon City, Korea 306-130.

              (c) The principal business of KT&G is the production and sale of cigarettes, primarily in Asia. The business or residential address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each Additional Person is set forth in Schedule A to this statement which is incorporated herein by reference in its entirety.

              (d) During the last five years, neither KT&G nor, to the knowledge of KT&G, any of the Additional Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, neither KT&G nor, to the knowledge of KT&G, any of the Additional Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which KT&G or any of the Additional persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) KT&G is a corporation organized under the laws of the Republic of Korea. All of the Additional Persons are citizens of the Republic of Korea.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

              KT&G acquired 2,500,000 shares of Common Stock from the Issuer in connection with the Merger described in Item 4.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 4 of 8 Pages


Item 4.  Purpose of Transaction.
         ----------------------

              The acquisition was made in connection with the Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") by and among Corporate Road Show.Com Inc., a New York corporation ("CPRD"), CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), pursuant to which, immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CPRD as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc.", Merger Sub merged with and into Rexahn, with Rexahn as the surviving corporation (the "Surviving Company") and a wholly-owned subsidiary of CPRD (the "Merger"). In the Merger, each share of Rexahn common stock issued and outstanding prior to the Merger was converted into five shares of Common Stock. Immediately prior to the Merger, KT&G held 500,000 shares of Rexahn common stock. As a result of the Merger, KT&G received 2,500,000 shares of Common Stock.

              A copy of the Merger Agreement is incorporated herein by reference as Exhibit 1.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) As of the date hereof, KT&G beneficially owns 2,500,000 shares of Common Stock, representing 6.0% of the outstanding shares of Common Stock. This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2005.

              (b) The Board of Directors of KT&G has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 2,500,000 shares of Common Stock KT&G acquired.

              (c) Except for the acquisition reported herein, KT&G has not effected any other transaction in the Common Stock within the past 60 days.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by KT&G.

              (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

              Not applicable.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 5 of 8 Pages


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement and Plan of Merger, dated as of January 20, 2005, by and among CPRD, Merger Sub, CRS Delaware and Rexahn is incorporated by reference to Exhibit 2.1 to CPRD's Current Report on Form 8-K filed on January 21, 2005.

Exhibit 2.    Power of Attorney dated May 16, 2005.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 6 of 8 Pages


                                   SIGNATURE
                                   ---------

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2005

                                             KT&G Corporation

                                             /s/ Ted T.H. Jeong
                                             ------------------------
                                             Ted T.H. Jeong as Attorney-in-Fact
                                             for KT&G

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 7 of 8 Pages


                                   SCHEDULE A

              EXECUTIVE OFFICERS AND DIRECTORS OF KT&G CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of KT&G. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o KT&G Corporation, 100 Pyoungchon-dong Daedeok-gu, Taejon City, Korea 306-130.


------------------  -----------------------------------------------------------
NAME                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------  -----------------------------------------------------------
Young-Kyoon Kwak    Chairman and Chief Executive Officer

------------------  -----------------------------------------------------------
Sung-Guan Choi      Director

------------------  -----------------------------------------------------------
Kwang-Youl Lee      Senior Managing Director of Marketing and Sales Headquarters
                    of KT&G
------------------  -----------------------------------------------------------
Young-Jin Min       Senior Managing Director of Overseas Business Headquarters
                    of KT&G
------------------  -----------------------------------------------------------
Jin-Hyun Kim        Senior Research Advisor
(Outside Director)  Korea International Trade Association (Non-profit Business
                    Association)

                    102-901 Gaepo-Jai APT Gaepo-dong Gangnam-gu
                    Seoul, Korea  135-241 (Residence)
------------------  -----------------------------------------------------------
Yeon-Cheon Oh       Professor
(Outside Director)  Seoul National University (Educational institution)
                    San 56-1 Sillim-dong Gwanak-gu
                    Seoul, Korea  151-742 (Business)
------------------  -----------------------------------------------------------
Man-Woo Lee         Professor
(Outside Director)  Korea University (Educational institution)
                    Anam-dong Seongbuk-gu
                    Seoul, Korea  136-701 (Business)
------------------  -----------------------------------------------------------
Soon-Moo Soh        Attorney
(Outside Director)  Woo Yun Kang Jeong & Han (Law firm)
                    Textile Center 12F, 944-31 Daechi 3-dong Gangnam-gu, Seoul,
                    Korea  135-713 (Business)
------------------  -----------------------------------------------------------
Kyung-Jae Lee       Professor
(Outside Director)  Dongyang University (Educational institution)
                    1-1005 Hwarang APT Yoido-dong Yeongdeungpo-gu, Seoul, Korea
                    150-010 (Residence)
------------------  -----------------------------------------------------------
Byong-Kyun Kim      Chief Executive Officer
(Outside Director)  Daehan Investment and Securities (Investment Trust Company)
                    D-1001 Hanyang APT Yoido-dong Yeongdeungpo-gu, Seoul, Korea
                    150-010 (Residence)

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 8 of 8 Pages


------------------  -----------------------------------------------------------
Sung-Gak Cha        Director
(Outside Director)  The National Council of YMCAs of Korea (Not-for-profit community service organization)
                    698-8 1-dong Sangnock-gu, Ansan, Korea 426-160 (Residence)
------------------  -----------------------------------------------------------
Choong-Sup Kim      President
(Outside Director)  The Korea Research Institute of Chemical Technology
                    (Research institute)
                    P.O. Box 107 Yuseong-gu, Daejeon, Korea  305-600 (Business)
------------------  -----------------------------------------------------------
Ki-Ho Kim           Executive Advisor
(Outside Director)  STX Corporation (Holding company)
                    103-501 LG Hangang Jai APT Ichon-dong Yongsan-gu, Seoul,
                    Korea  140-030 (Residence)
------------------ ------------------------------------------------------------
Suck-Kyo Ahn        Professor
(Outside Director)  Hanyang University (Educational institute)
                    17 Haengdang-dong Seongdong-gu, Seoul, Korea 133-791
                    (Residence)
------------------ ------------------------------------------------------------